UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB
☐ Form N-SAR

For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has  verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rx for Africa, Inc. formally known as Diamond Entertainment Corporation
Full Name of Registrant:

Rx for Africa, Inc.
Former Name if Applicable

18725 E. Gale Ave. Suite 100
Address of Principal Executive Office (Street and Number)

City of Industry, California  91748
City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   ☒         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Form 10-QSB for the interim period ended December 31, 2007 could not be filed within the prescribed period because the Company was unable to complete certain information critical to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the Registrant without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Fred Odaka                          626                   839-8258
    (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). ☐Yes  ☒No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes  ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 4, 2007 the Registrant, formally known as Diamond Entertainment Corporation, merged with Rx Africa,Inc. including its wholly owned subsidiary Rx Africa (Ethiopia) PLC. Diamond Entertainment Corporation subsequently changed its name to Rx for Africa, Inc. As the result of the merger, the Registrant has been experiencing difficulties in finalizing the results of operations for the quarters ending June 30, 2007 September 30, 2007. As of the date of this filing of this report, the Registrant numbers for the result of it operations through nine months period ending December 31, 2007 are not yet complete.

Diamond Entertainment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2008                  By: /s/ Fred Odaka
                                                                  CFO

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.